As filed with the Securities and Exchange Commission on June 21, 2006
                                                   Registration No. 333 - 134949

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         ------------------------------

                    PRE-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                  ------------

                                  GMarket Inc.
   (Exact name of issuer of deposited securities as specified in its charter)

                                  ------------

                                       N/A
                   (Translation of issuer's name into English)

                                  ------------

                                Republic of Korea
            (Jurisdiction of incorporation or organization of issuer)

                         ------------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                  ------------

                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-6763
   (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                  ------------

                              CT Corporation System
                         111 Eighth Avenue (13th floor)
                            New York, New York 10011
                                 (212) 894-8940
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

                         ------------------------------

                                   Copies to:

    Thomas M. Britt III, Esq.                       Herman H. Raspe, Esq.
        Mark J. Lee, Esq.                     Patterson Belknap Webb & Tyler LLP
    Debevoise & Plimpton LLP                     1133 Avenue of the Americas
   13/F Entertainment Building                     New York, New York 10036
     30 Queen's Road Central
            Hong Kong

                         ------------------------------

It is proposed that this filing become effective under Rule 466:
                                                   |_|  immediately upon filing.
                                                   |_|  on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |X|

                         ------------------------------

                                            CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------------
                                                              Proposed Maximum      Proposed Maximum
       Title of Each Class of              Amount to be        Aggregate Price     Aggregate Offering        Amount of
     Securities to be Registered            Registered            Per Unit*              Price**          Registration Fee
-----------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each
representing one (1) common share,
par value 100 Won per share, of                N/A                   N/A                  N/A                   N/A
GMarket Inc.
-----------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

--------------------------------------------------------------------------------

The Registrant hereby amends this Pre-Effective Amendment No. 1 to Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Pre-Effective Amendment No. 1 to Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Pre-Effective Amendment No. 1 to Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      This Pre-Effective Amendment No. 1 to Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                Location in Form of American
                                                Depositary Receipt ("Receipt")
Item Number and Caption                         Filed Herewith as Prospectus
-----------------------                         ----------------------------

1.   Name of Depositary and address of its      Face of Receipt - Introductory
     principal executive office                 Article.

2.   Title of Receipts and identity of          Face of Receipt - Top Center.
     deposited securities

Terms of Deposit:

     (i)    The amount of deposited             Face of Receipt - Upper right
            securities represented by one       corner.
            American Depositary Share
            ("ADSs")

     (ii)   The procedure for voting, if any,   Reverse of Receipt - Paragraphs
            the deposited securities            (16) and (17).

     (iii)  The collection and distribution     Reverse of Receipt - Paragraph
            of dividends                        (14).

     (iv)   The transmission of notices,        Face of Receipt  - Paragraph
            reports and proxy soliciting        (13);
            material                            Reverse of Receipt - Paragraph
                                                (16).

     (v)    The sale or exercise of rights      Reverse of Receipt - Paragraphs
                                                (14) and (16).

     (vi)   The deposit or sale of securities   Face of Receipt - Paragraphs (3)
            resulting from dividends, splits    and (6);
            or plans of reorganization          Reverse of Receipt - Paragraphs
                                                (14) and (18).

     (vii)  Amendment, extension or             Reverse of Receipt - Paragraphs
            termination of the deposit          (22) and (23) (no provision for
            agreement                           extensions).

     (viii) Rights of holders of Receipts to    Face of Receipt - Paragraph
            inspect the transfer books of the   (13).
            Depositary and the list of
            holders of ADSs

     (ix)   Restrictions upon the right to      Face of Receipt - Paragraphs
            deposit or withdraw the             (2), (3), (4), (6), (7), (9) and
            underlying securities               (10).

                                                Location in Form of American
                                                Depositary Receipt ("Receipt")
Item Number and Caption                         Filed Herewith as Prospectus
-----------------------                         ----------------------------

     (x)    Limitation upon the liability of    Face of Receipt - Paragraph (7);
            the Depositary                      Reverse of Receipt - Paragraphs
                                                (19) and (20).

     (xi)   Fees and charges which may be       Face of Receipt - Paragraph
            imposed directly or indirectly on   (10).
            holders of ADSs

Item 2. AVAILABLE INFORMATION                   Face of Receipt - Paragraph
                                                (13).

      The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be retrieved from the Commission's website (www.sec.gov), and can be inspected by holders of ADSs and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington D.C. 20549, and at the principal executive office of the depositary.

                                   PROSPECTUS

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit (a) to the Registration Statement on Form F-6
      (333-134949) and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

      (a) Form of Deposit Agreement, by and among GMarket Inc., (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder ("Deposit Agreement"). ___ Previously filed as Exhibit (a) to Registration Statement on Form F-6 (Reg. No. 333-134949), filed with the Commission on June 12, 2006.

      (b) Form of Letter Agreement (the "Letter Agreement") by and between the Company and the Depositary. ___ Filed herewith as Exhibit (b).

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. ___ None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. ___ Previoulsy filed as Exhibit (d) to Registration Statement on Form F-6 (Reg. No. 333-134949), filed with the Commission on June 12, 2006.

      (e)   Certificate under Rule 466. ___ None.

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. ___ Set forth on the signature pages to this Registration Statement on Form F-6.

Item 4. UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity to be created by the Deposit Agreement, by and among GMarket Inc., Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Pre-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 21st day of June, 2006.

                                        Legal entity to be created by the
                                        Deposit Agreement under which the
                                        American Depositary Shares registered
                                        hereunder are to be issued, each
                                        American Depositary Share representing
                                        one (1) common share, par value 100 Won
                                        per share, of GMarket Inc.

                                        CITIBANK, N.A., solely in its capacity
                                        as Depositary


                                        By: /s/ Paul Martin
                                            ------------------------------------
                                            Name: Paul Martin
                                            Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, GMarket Inc. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Pre-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Seoul, Korea, on this 21st day of June, 2006.

                                        GMARKET INC.


                                        By: /s/ Young Bae Ku
                                            ------------------------------------
                                            Name: Young Bae Ku
                                            Title: Chief Executive Officer
                                                   and Representative Director

                               POWERS OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Young Bae Ku, Chief Executive Officer and Representative Director, and Duckjun (D.J.) Lee, Chief Financial Officer, to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Pre-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on this 21st day of June, 2006.

        Signature                          Title                   Date
        ---------                          -----                   ----


/s/ Young Bae Ku                   Chief Executive Officer         June 21, 2006
--------------------------     (principal executive officer),
Name: Young Bae Ku                Director (Representative
Attorney-in-Fact                         Director)


/s/ Duckjun (D.J.) Lee             Chief Financial Officer         June 21, 2006
--------------------------        (principal financial and
Name: Duckjun (D.J.) Lee             accounting officer)
Attorney-in-Fact


            *                             Director                 June 21, 2006
--------------------------
Name: Ki Hyung Lee


            *                             Director                 June 21, 2006
--------------------------
Name: Sang Kyu Lee

        Signature                          Title                   Date
        ---------                          -----                   ----


--------------------------                Director                 June __, 2006
Name: John E. Milburn


--------------------------                Director                 June __, 2006
Name: Massoud Entekhabi


--------------------------                Director                 June __, 2006
Name: Joon-Ho Hahm


           *
--------------------------                Director                 June 21, 2006
Name: Hakkyun Kim

----------


* By: /s/ Duckjun (D.J.) Lee
      ------------------------
      Name: Duckjun (D.J.) Lee
      Attorney-in-Fact

           Signature of Authorized Representative in the United States

      Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of GMarket Inc., has signed this registration statement or amendment thereto on this 21st day of June, 2006.


                                            By: /s/ Massoud Entekhabi
                                                --------------------------------
                                                Name: Massoud Entekhabi
                                                Title: Authorized Representative

                                Index to Exhibits

                                                                   Sequentially
Exhibit                Document                                    Numbered Page
-------                --------                                    -------------
(a)                    Form of Deposit Agreement*
(b)                    Form of Letter Agreement
(d)                    Opinion of counsel to the Depositary*

----------
* Previously filed with the Commission on June 12, 2006 as an Exhibit to the Registration Statement on Form F-6 (333-134949).